Exhibit 1

ASX Release 19 August 2024 Pillar 3 Report as at 30 June 2024 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (June 2024). For further information: Hayden Cooper Justin McCarthy Group Head of Media Relations General Manager, Investor Relations 0402 393 619 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

JUNE 2024 INCORPORATING THE REQUIREMENTS OF APS 330 WESTPAC BANKING CORPORATION ABN 33 007 457 141 Pillar 3 Report

Table of contents Acknowledgment of Indigenous Peoples Westpac acknowledges the First Peoples of Australia and recognises their ongoing role as Traditional Owners of the land and waters of this country, and we pay respect to Elders past and present. We extend that respect to Westpac’s Aboriginal and Torres Strait Islander employees, partners and stakeholders, and to the Indigenous Peoples in the other locations where we operate. In Aotearoa (New Zealand) we also acknowledge tangata whenua and the unique relationship that Indigenous Peoples share with all New Zealanders as partners and custodians of their natural ecosystems under Te Tiriti o Waitangi. 2 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT Structure of Pillar 3 Report PILLAR 3 REPORT 3 Executive Summary 4 Introduction 6 Group Structure 7 Capital Overview 9 Leverage Ratio 12 Credit Risk Exposures 13 Securitisation 19 Liquidity Coverage Ratio 22 APPENDICES 23 Appendix I – APS 330 quantitative requirements 24 Appendix II – Exchange rates 25 GLOSSARY 26 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 29 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. References to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars, references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars, references to 'GBP' are to British Pound Sterling and references to 'EUR' are to European Euro. Refer to Appendix II for information regarding the rates of exchange between the Australian dollar and other currencies applied by the Group as part of its operating activities as at 30 June 2024, 31 March 2024 and 30 June 2023. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only. Westpac Banking Corporation ABN 33 007 457 141

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 3 PILLAR 3 REPORT EXECUTIVE SUMMARY INTRODUCTION GROUP STRUCTURE CAPITAL OVERVIEW LEVERAGE RATIO CREDIT RISK EXPOSURES SECURITISATION LIQUIDITY COVERAGE RATIO

4 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT

EXECUTIVE SUMMARY

Key capital ratios

%	30 June 2024	31 March 2024	30 June 2023
Level 2 regulatory capital structure			
Common equity Tier 1 (CET1) capital ratio	11.96	12.55	11.86
Additional Tier 1 capital ratio	2.41	2.46	2.16
Tier 1 capital ratio	**14.37**	**15.01**	**14.02**
Tier 2 capital ratio	6.50	6.42	5.69
Total regulatory capital ratio	**20.87**	**21.43**	**19.71**
APRA leverage ratio	**5.38**	**5.49**	**5.36**
Level 1 regulatory capital structure			
Level 1 CET1 capital ratio	12.07	12.80	12.01

Third Quarter 2024 – First Half 2024

Westpac's Level 2 CET1 capital ratio was 11.96% at 30 June 2024, 59 basis points (bps) lower than 31 March 2024. The decrease was primarily due to payment of the 2024 interim dividend (58 bps), return of capital to shareholders by way of a special dividend and on market share buyback (16 bps) and an increase in total Risk Weighted Assets (RWA) (21 bps). These impacts were partly offset by the contribution of net profit after tax earned in the quarter (39 bps).

Third Quarter 2024 – Third Quarter 2023

Westpac's Level 2 CET1 capital ratio at 30 June 2024 was 10 bps higher than 30 June 2023 with higher net profit after tax (143 bps) and lower total RWA (21 bps) partly offset by ordinary dividend payments (114 bps) and the return of capital to shareholders (35 bps). Total RWA reduced by $8.3 billion or 1.8%, mainly due to the lower embedded loss within IRRBB RWA and lower market risk RWA.

Risk Weighted Assets

$m	30 June 2024	31 March 2024	30 June 2023
Risk weighted assets at Level 2			
Credit risk	343,555	339,741	342,766
Market risk	11,895	11,251	14,561
Operational risk	54,609	54,934	55,362
Interest rate risk in the banking book (IRRBB)	36,486	33,599	42,635
Other	5,177	4,892	4,692
Total RWA	**451,722**	**444,417**	**460,016**
Total Exposure at Default	**1,170,090**	**1,177,971**	**1,191,704**

Total RWA increased by 1.6% to $451.7 billion during the quarter due to increases in both credit and non-credit RWA.

Credit RWA increased by $3.8 billion. Key movements included:

- A $3.5 billion increase from higher lending, primarily in Property Finance and Business Lending;
- A $1.9 billion increase due to deterioration in credit metrics, mainly from an increase in Residential Mortgage delinquencies;
- A $0.7 billion decrease from data refinements mainly in Residential Mortgages and Large Corporate;
- A $0.5 billion decrease from counterparty credit risk and mark-to-market related credit risk; and
- A $0.4 billion decrease from foreign currency translation impacts, predominantly the appreciation of the A$ against the NZ$ and US$.

Non-credit RWA increased by $3.5 billion. Key movements included:

- IRRBB RWA: $2.9 billion increase, mainly driven by:
  - Increase of $1.5 billion from a higher regulatory embedded loss due to higher interest rates; and
  - Increase of $1.1 billion in repricing and yield curve risk in line with underlying banking book positions.
- Market RWA: $0.6 billion increase due to greater market risk exposures increasing Stressed Value at Risk (VaR). The impact of which was partly offset by reduced market volatility in the one-year historical VaR window as market events rolled out of the observation period; and
- Operational RWA: $0.3 billion decrease due to roll-off of indemnities provided as part of the exit of non-core businesses.

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 5 Exposure at Default (EAD) EAD decreased by $7.9 billion over the quarter. Key movements included: • A $20.7 billion decrease in Sovereign exposures, mainly driven by a reduction in funds placed with central banks as Term Funding Facility (TFF) drawdowns matured, partly offset by higher government bond holdings; • A $14.9 billion increase from higher lending, mainly in Residential Mortgages, Property Finance and Business Lending; • A $1.7 billion decrease from foreign currency translation impacts; and • A $0.3 billion decrease in derivative exposures. Tier 2 capital movement for third quarter 2024 The Group issued $1.25 billion of Tier 2 capital instruments over the quarter. The impact of these transactions was an increase in the Total regulatory capital ratio of approximately 28 bps. There were no Tier 2 capital instruments redeemed. D-SIBs, including Westpac, have a total capital requirement of 18.25% from 1 January 2026. Leverage ratio The leverage ratio represents the amount of Tier 1 capital relative to exposure1 .. At 30 June 2024, Westpac’s leverage ratio was 5.38%, down 11 bps from 31 March 2024. The ratio remains well above APRA's regulatory minimum requirement of 3.5%. The decrease in the leverage ratio from 31 March 2024 is due to lower Net Tier 1 Regulatory Capital of $1.8 billion partly offset by a reduction in Total Exposures of $7.8 billion. Liquidity Coverage Ratio (LCR) Westpac’s average LCR for the quarter ended 30 June 2024 was 130% (31 March 2024: 132%), well above the regulatory minimum of 100%. The decrease in the ratio was mainly due to lower average liquid assets. 1. As defined under Attachment D of APS 110: Capital Adequacy.

6 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT INTRODUCTION Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk. In accordance with APS 330 Public Disclosure, financial institutions that have received the Advanced IRB accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for: • Capital instruments under Attachment B of APS 330; and • The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS 330 (disclosed annually). Capital instruments disclosures are updated when: • A new capital instrument is issued that will form part of regulatory capital; or • A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1. http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 7 GROUP STRUCTURE APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: • Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy; • Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and • Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2 .. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Westpac Banking Corporation Offshore Branches and Extended Licensed Entities Westpac New Zealand Limited Other Banking & Financial Entities Insurance, Funds Management, Non-Financial, Special Purpose Entities Level 3 Level 2 Level 1 Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all entities (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 includes the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: • insurance; • acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; • non-financial (commercial) operations; or • special purpose entities to which assets have been transferred in accordance with the requirements of APS 120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1. APS 110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2. Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3. Refer to Note 29 of Westpac’s 2023 Annual Report for further details.

8 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT GROUP STRUCTURE Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by, among others, the Reserve Bank of New Zealand (RBNZ) for prudential purposes. WNZL uses both the Advanced IRB and Standardised methodologies for credit risk, and the SMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG Limited and Westpac Europe GMBH. For the purposes of determining Westpac’s capital adequacy, subsidiary banking entities are consolidated at Level 2. Branch operations Westpac is one of Australia's leading providers of banking and selected financial services, operating predominantly in Australia and New Zealand, with limited operations in Europe, North America and Asia. Westpac operates through a significant online capability supported by an extensive branch and ATM network, call centres and specialist relationship and product managers. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Certain subsidiary banking and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. Dividends and capital are repatriated in line with the Group’s policy subject to subsidiary Board approval and local regulations. Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings in these entities to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS 222 Associations with Related Entities1 .. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. RBNZ capital review2 The RBNZ capital adequacy framework became effective from 1 July 2022. The reforms are being phased in from 1 October 2021, with changes yet to be fully implemented including: • WNZL Tier 1 capital requirement will increase to 16% of RWA by 1 July 2028, of which 13.5% must be CET1 and up to 2.5% may be AT1; • WNZL’s total capital requirement will increase to 18% of RWA by 1 July 2028, of which up to 2% can be Tier 2 capital; and • Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 capital instruments will be phased out by 1 July 2028. 1. For the purposes of APS 222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis. 2. WNZL’s references to CET1, AT1 and other capital measures may not align with the Australian definition in the Glossary as they are subject to RBNZ’s requirements.

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 9

CAPITAL OVERVIEW

Capital management strategy

Westpac's capital management strategy is reviewed on an ongoing basis and annually through an Internal Capital Adequacy Assessment Process (ICAAP). Key considerations include:

- Regulatory capital minimums together with the capital conservation buffer (CCB) and countercyclical capital buffer are the Total CET1 Requirement. The Total CET1 Requirement for D-SIBs, including Westpac, is at least 10.25%[1];
- Strategy, business mix and operations and contingency plans;
- Perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
- A stress testing framework that tests our resilience under a range of adverse economic scenarios.

The Board has determined that Westpac will target a CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

Westpac's capital adequacy ratios

%	30 June 2024	31 March 2024	30 June 2023
The Westpac Group at Level 2			
CET1 capital ratio	11.96	12.55	11.86
Additional Tier 1 capital ratio	2.41	2.46	2.16
Tier 1 capital ratio	**14.37**	**15.01**	**14.02**
Tier 2 capital ratio	6.50	6.42	5.69
Total regulatory capital ratio	**20.87**	**21.43**	**19.71**
The Westpac Group at Level 1			
CET1 capital ratio	12.07	12.80	12.01
Additional Tier 1 capital ratio	2.64	2.68	2.35
Tier 1 capital ratio	**14.71**	**15.48**	**14.36**
Tier 2 capital ratio	7.16	7.11	6.22
Total regulatory capital ratio	**21.87**	**22.59**	**20.58**

Westpac New Zealand Limited's capital adequacy ratios

%	30 June 2024	31 March 2024	30 June 2023
Westpac New Zealand Limited			
CET1 capital ratio	11.77	11.37	11.31
Additional Tier 1 capital ratio	2.14	2.14	1.64
Tier 1 capital ratio	**13.91**	**13.51**	**12.95**
Tier 2 capital ratio	1.71	1.72	0.95
Total regulatory capital ratio	**15.62**	**15.23**	**13.90**

Westpac New Zealand capital ratios are reported in accordance with RBNZ requirements.

1. Noting that APRA may apply higher CET1 requirements for an individual ADI.

10 **WESTPAC GROUP** JUNE 2024 PILLAR 3 REPORT

CAPITAL OVERVIEW

This table shows risk weighted assets for each risk type included in the regulatory assessment of Westpac's capital adequacy.

$m	IRB Approach[a]	FIRB Approach[b]	Standardised Approach[c]	Total Risk Weighted Assets
30 June 2024				
Credit risk				
Corporate	25,608	-	1,312	26,920
Business Lending	24,774	-	228	25,002
Property Finance	31,041	-	-	31,041
Large Corporate	-	20,753	-	20,753
Sovereign	-	1,991	1,637	3,628
Financial Institutions	-	12,871	79	12,950
Residential Mortgages	117,554	-	16,199	133,753
Australian Credit Cards	3,692	-	-	3,692
Other Retail	4,151	-	418	4,569
Small Business	17,282	-	119	17,401
Specialised Lending	3,568	-	440	4,008
Securitisation	7,443	-	-	7,443
New Zealand	44,530	-	2,279	46,809
Credit valuation adjustment	-	-	5,586	5,586
Total Credit risk	**279,643**	**35,615**	**28,297**	**343,555**
Market risk				11,895
Operational risk				54,609
Interest rate risk in the banking book				36,486
Other[d]				5,177
Total				**451,722**

a. IRB approaches excluding Foundation IRB (FIRB).

b. Under FIRB, an ADI must provide its own estimates of probability of default (PD) and maturity and rely on supervisory estimates of loss given default (LGD) and EAD.

c. Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.

d. Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 11

$m	IRB Approach[a]	FIRB Approach[b]	Standardised Approach[c]	Total Risk Weighted Assets
31 March 2024				
Credit risk				
Corporate	25,269	-	1,230	26,499
Business Lending	23,426	-	229	23,655
Property Finance	30,386	-	-	30,386
Large Corporate	-	20,558	-	20,558
Sovereign	-	1,919	1,604	3,523
Financial Institutions	-	13,088	73	13,161
Residential Mortgages	115,918	-	16,786	132,704
Australian Credit Cards	3,789	-	-	3,789
Other Retail	4,259	-	424	4,683
Small Business	17,378	-	118	17,496
Specialised Lending	3,276	-	457	3,733
Securitisation	7,317	-	-	7,317
New Zealand	44,184	-	2,306	46,490
Credit valuation adjustment	-	-	5,747	5,747
Total Credit risk	**275,202**	**35,565**	**28,974**	**339,741**
Market risk				11,251
Operational risk				54,934
Interest rate risk in the banking book				33,599
Other[d]				4,892
Total				**444,417**
30 June 2023				
Credit risk				
Corporate	24,542	-	1,075	25,617
Business Lending	26,752	-	186	26,938
Property Finance	32,119	-	-	32,119
Large Corporate	-	20,281	-	20,281
Sovereign	-	2,360	1,814	4,174
Financial Institutions	-	14,895	82	14,977
Residential Mortgages	111,459	-	18,834	130,293
Australian Credit Cards	3,937	-	-	3,937
Other Retail	5,113	-	467	5,580
Small Business	17,908	-	169	18,077
Specialised Lending	3,042	-	456	3,498
Securitisation	7,098	-	-	7,098
New Zealand	42,809	-	2,015	44,824
Credit valuation adjustment	-	-	5,353	5,353
Total Credit risk	**274,779**	**37,536**	**30,451**	**342,766**
Market risk				14,561
Operational risk				55,362
Interest rate risk in the banking book				42,635
Other[d]				4,692
Total				**460,016**

a. IRB approaches excluding Foundation IRB (FIRB).
b. Under FIRB, an ADI must provide its own estimates of PD and maturity and rely on supervisory estimates of LGD and EAD.
c. Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
d. Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

12 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT LEVERAGE RATIO Leverage Ratio The following table summarises Westpac’s leverage ratio. $ billion 30 June 2024 31 March 2024 31 December 2023 30 September 2023 Net Tier 1 Regulatory Capital 64.9 66.7 65.3 65.9 Total Exposures 1,207.1 1,214.9 1,207.4 1,196.7 Leverage ratio 5.38% 5.49% 5.41% 5.50%

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | 13

CREDIT RISK EXPOSURES

Summary credit risk disclosure

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 9 months ended
30 June 2024						
Corporate	43,186	25,608	554	157	164	4
Business Lending	45,394	24,774	599	255	354	11
Property Finance	57,099	31,041	331	173	156	4
Large Corporate	41,498	20,753	96	95	1	-
Sovereign	147,008	1,991	3	3	-	-
Financial Institutions	39,526	12,871	62	27	19	-
Residential Mortgages	548,536	117,554	1,369	865	507	34
Australian Credit Cards	13,455	3,692	165	124	41	94
Other Retail	4,064	4,151	191	131	60	78
Small Business	28,021	17,282	516	335	193	36
Specialised Lending	4,574	3,568	31	31	-	-
Securitisation	38,834	7,443	-	-	-	-
Standardised[b]	27,249	26,018	-	-	115	14
New Zealand	131,646	46,809	610	369	194	15
Total	**1,170,090**	**343,555**	**4,527**	**2,565**	**1,804**	**290**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Includes credit valuation adjustment.

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 6 months ended
31 March 2024						
Corporate	42,936	25,269	547	151	163	14
Business Lending	43,815	23,426	554	240	322	6
Property Finance	55,503	30,386	328	173	153	3
Large Corporate	40,205	20,558	85	85	-	-
Sovereign	168,637	1,919	2	2	-	-
Financial Institutions	38,428	13,088	60	28	17	-
Residential Mortgages	540,189	115,918	1,327	851	479	20
Australian Credit Cards	13,561	3,789	166	128	38	56
Other Retail	4,271	4,259	191	132	59	50
Small Business	28,002	17,378	510	341	183	26
Specialised Lending	4,116	3,276	30	30	-	-
Securitisation	38,009	7,317	-	-	-	-
Standardised[b]	27,411	26,668	-	-	125	2
New Zealand	132,888	46,490	583	374	157	10
Total	**1,177,971**	**339,741**	**4,383**	**2,535**	**1,696**	**187**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Includes credit valuation adjustment.

14 **WESTPAC GROUP** JUNE 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 9 months ended
30 June 2023						
Corporate[b]	38,372	24,542	593	140	140	(25)
Business Lending	42,310	26,752	506	270	282	23
Property Finance	53,904	32,119	300	164	136	3
Large Corporate	39,493	20,281	64	64	-	-
Sovereign	208,470	2,360	5	2	-	-
Financial Institutions	37,980	14,895	66	31	16	6
Residential Mortgages	523,670	111,459	1,112	760	354	20
Australian Credit Cards	13,653	3,937	170	130	36	72
Other Retail	5,263	5,113	225	147	74	84
Small Business	29,387	17,908	568	376	187	43
Specialised Lending	3,965	3,042	24	24	-	-
Securitisation	36,023	7,098	-	-	-	-
Standardised[c]	29,481	28,436	-	-	90	5
New Zealand	129,733	44,824	530	353	127	15
Total	**1,191,704**	**342,766**	**4,163**	**2,461**	**1,442**	**246**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Corporate loan losses include the recovery of a previously written off loan of $40 million.
c. Includes credit valuation adjustment.

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 15

Provision for expected credit losses

This table discloses the provision for expected credit losses. Stage 1 and Stage 2 expected credit losses are classified as provisions held against performing exposures. Stage 3 expected credit losses are classified as specific provisions (SPs) described as individually assessed provisions (IAPs).

Since 31 March 2024, defaulted credit exposures have increased by $0.6 billion, mostly across the residential mortgage and small business portfolios. This has been driven by an increase in 90+ day delinquencies in the program-managed portfolio, reflecting the impact of higher interest rates and rising cost of living pressures on customers. In addition, certain defaulted transaction-managed counterparties have been downgraded to doubtful grades. This has led to an increase in IAPs, which have been raised against the portion of those defaulted exposures where the full collection of principal and interest is unlikely. Conversely, the decrease in collectively assessed provisions (CAPs) was driven by the impact of more favourable economic forecasts being used in the calculation of provisions for expected credit losses (ECL).

	AAS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
30 June 2024			
Specific Provisions			
for impaired loans	526	283	809
for defaulted but not impaired loans	-	995	995
Total Specific Provision	**526**	**1,278**	**1,804**
Provisions held against performing exposures	**-**	**3,324**	**3,324**
Total provisions for ECL	**526**	**4,602**	**5,128**
31 March 2024			
Specific Provisions			
for impaired loans	461	238	699
for defaulted but not impaired loans	-	997	997
Total Specific Provision	**461**	**1,235**	**1,696**
Provisions held against performing exposures	**-**	**3,439**	**3,439**
Total provisions for ECL	**461**	**4,674**	**5,135**
30 June 2023			
Specific Provisions			
for impaired loans	407	243	650
for defaulted but not impaired loans	-	792	792
Total Specific Provision	**407**	**1,035**	**1,442**
Provisions held against performing exposures	**-**	**3,656**	**3,656**
Total provisions for ECL	**407**	**4,691**	**5,098**

16 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

Exposure at Default by major type

The following tables segment the portfolio by characteristics that provide an insight into the assessment of credit risk concentration.

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 9 months ended
30 June 2024					
Corporate	29,476	10,042	3,668	43,186	41,891
Business Lending	39,372	5,945	77	45,394	43,824
Property Finance	51,282	5,583	234	57,099	55,436
Large Corporate	22,696	14,515	4,287	41,498	40,687
Sovereign	141,450	220	5,338	147,008	168,301
Financial Institutions	17,539	5,135	16,852	39,526	37,649
Residential Mortgages	485,265	63,271	-	548,536	539,179
Australian Credit Cards	6,192	7,263	-	13,455	13,553
Other Retail	3,222	842	-	4,064	4,440
Small Business	20,921	7,100	-	28,021	28,093
Specialised Lending	2,410	1,995	169	4,574	4,170
Securitisation	32,335	6,418	81	38,834	38,257
Standardised	18,804	5,173	3,272	27,249	28,518
New Zealand	110,323	20,661	662	131,646	133,290
Total	**981,287**	**154,163**	**34,640**	**1,170,090**	**1,177,288**

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 6 months ended
31 March 2024					
Corporate	29,177	10,236	3,523	42,936	41,459
Business Lending	37,449	6,258	108	43,815	43,301
Property Finance	50,026	5,148	329	55,503	54,882
Large Corporate	21,256	14,620	4,329	40,205	40,416
Sovereign	152,731	222	15,684	168,637	175,399
Financial Institutions	16,877	5,644	15,907	38,428	37,023
Residential Mortgages	475,874	64,315	-	540,189	536,060
Australian Credit Cards	6,284	7,277	-	13,561	13,586
Other Retail	3,413	858	-	4,271	4,565
Small Business	20,768	7,234	-	28,002	28,116
Specialised Lending	2,264	1,660	192	4,116	4,035
Securitisation	30,971	6,907	131	38,009	38,065
Standardised	19,131	5,319	2,961	27,411	28,941
New Zealand	111,206	20,973	709	132,888	133,838
Total	**977,427**	**156,671**	**43,873**	**1,177,971**	**1,179,686**

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 9 months ended
30 June 2023					
Corporate	26,027	9,223	3,122	38,372	37,741
Business Lending	36,926	5,325	59	42,310	41,586
Property Finance	48,244	5,387	273	53,904	53,301
Large Corporate	20,522	14,657	4,314	39,493	39,871
Sovereign	170,171	246	38,053	208,470	209,668
Financial Institutions	16,651	4,356	16,973	37,980	37,834
Residential Mortgages	458,515	65,155	-	523,670	520,972
Australian Credit Cards	6,182	7,471	-	13,653	13,664
Other Retail	4,288	975	-	5,263	5,425
Small Business	22,229	7,158	-	29,387	29,473
Specialised Lending	1,889	1,954	122	3,965	3,856
Securitisation	27,212	8,769	42	36,023	34,427
Standardised	23,107	3,458	2,916	29,481	29,867
New Zealand	107,576	21,628	529	129,733	132,119
Total	**969,539**	**155,762**	**66,403**	**1,191,704**	**1,189,804**

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 17

Non-performing credit exposures by portfolio

The table below discloses non-performing credit exposures by credit asset class. Non-performing exposures are those captured by the definition of default contained in APS 220 Credit Risk Management, which occurs when either one, or both, of the following has happened:

- Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, without recourse to actions such as realising available security;
- the borrower is 90 days or more past-due on a credit obligation to Westpac.

Non-performing exposures can only be reclassified back to performing after the borrower demonstrates timely repayments over the relevant probationary period, which is 90 days for non-restructured exposures and six months for restructured exposures.

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 9 months ended
30 June 2024					
Corporate	79	160	239	164	4
Business Lending	827	246	1,073	354	11
Property Finance	703	10	713	156	4
Large Corporate	2	4	6	1	-
Sovereign	-	-	-	-	-
Financial Institutions	59	4	63	19	-
Residential Mortgages	5,449	358	5,807	507	34
Australian Credit Cards	-	96	96	41	94
Other Retail	-	119	119	60	78
Small Business	656	545	1,201	193	36
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	345	108	453	115	14
New Zealand	818	213	1,031	194	15
Total	**8,938**	**1,863**	**10,801**	**1,804**	**290**

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 6 months ended
31 March 2024					
Corporate	89	163	252	163	14
Business Lending	904	161	1,065	322	6
Property Finance	694	13	707	153	3
Large Corporate	-	-	-	-	-
Sovereign	-	-	-	-	-
Financial Institutions	44	11	55	17	-
Residential Mortgages	5,123	298	5,421	479	20
Australian Credit Cards	-	92	92	38	56
Other Retail	-	118	118	59	50
Small Business	779	370	1,149	183	26
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	365	118	483	125	2
New Zealand	719	156	875	157	10
Total	**8,717**	**1,500**	**10,217**	**1,696**	**187**

18 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 9 months ended
30 June 2023					
Corporate	54	145	199	140	(25)
Business Lending	879	185	1,064	282	23
Property Finance	694	26	720	136	3
Large Corporate	-	-	-	-	-
Sovereign	-	-	-	-	-
Financial Institutions	41	13	54	16	6
Residential Mortgages	3,777	233	4,010	354	20
Australian Credit Cards	-	96	96	36	72
Other Retail	-	150	150	74	84
Small Business	691	356	1,047	187	43
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	307	126	433	90	5
New Zealand	653	88	741	127	15
Total	**7,096**	**1,418**	**8,514**	**1,442**	**246**

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 19 SECURITISATION Banking book summary of securitisation activity by asset type This table shows assets transferred into securitisation schemes by underlying asset type (ADI originated) for the relevant period. For the 3 months ended Recognised 30 June 2024 Amount gain or loss $m securitised on sale Residential mortgages 972 - Total 972 - For the 6 months ended Recognised 31 March 2024 Amount gain or loss $m securitised on sale Residential mortgages 4,714 - Total 4,714 - For the 3 months ended Recognised 30 June 2023 Amount gain or loss $m securitised on sale Residential mortgages 1,819 - Total 1,819 -

20 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT

SECURITISATION

Banking book summary of on and off-balance sheet securitisation by exposure type

	On balance sheet			Total
$m	Securitisation retained	Securitisation purchased	Off-balance sheet	Exposure at Default
30 June 2024				
Securities	-	9,153	-	9,153
Liquidity facilities	-	-	323	323
Funding facilities	6,580	-	845	7,425
Underwriting facilities	-	-	-	-
Lending facilities	1,732	-	271	2,003
Warehouse facilities	14,870	-	5,060	19,930
Total	**23,182**	**9,153**	**6,499**	**38,834**
31 March 2024				
Securities	-	7,942	-	7,942
Liquidity facilities	-	-	378	378
Funding facilities	6,988	-	720	7,708
Underwriting facilities	-	-	-	-
Lending facilities	1,831	-	159	1,990
Warehouse facilities	14,210	-	5,781	19,991
Total	**23,029**	**7,942**	**7,038**	**38,009**
30 June 2023				
Securities	-	8,163	65	8,228
Liquidity facilities	-	-	289	289
Funding facilities	4,309	-	495	4,803
Underwriting facilities	-	-	-	-
Lending facilities	1,842	-	151	1,993
Warehouse facilities	12,896	-	7,813	20,709
Total	**19,046**	**8,163**	**8,814**	**36,023**

PILLAR 3 REPORT | APPENDICES | GLOSSARY | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 21

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

$m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
30 June 2024				
Securities	-	922	-	922
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	78	78
Other derivatives	-	-	3	3
Total	**-**	**922**	**81**	**1,003**
31 March 2024				
Securities	-	610	-	610
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	130	130
Other derivatives	-	-	1	1
Total	**-**	**610**	**131**	**741**
30 June 2023				
Securities	-	455	-	455
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	37	37
Other derivatives	-	-	5	5
Total	**-**	**455**	**42**	**498**

1. EAD associated with trading book securitisation is not included in the EAD by major type on page 16. Trading book securitisation exposure is captured and risk weighted under APS 116.

22 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT

LIQUIDITY COVERAGE RATIO

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) measures a bank's ability to meet its liquidity needs under an acute liquidity stress scenario (prescribed by APRA), measured over a 30-day time frame. LCR is calculated as High-Quality Liquid Assets (HQLA) as a percentage of Net Cash Outflows (NCO) as defined in APS 210.

Westpac's average LCR[1] for the quarter was 130% (31 March 2024: 132%) and continues to be above the regulatory minimum of 100%.

The decrease in average LCR for the quarter ended 30 June 2024 (130%) reflects a decrease in average liquid assets of $9.0 billion or 4.9%. This was driven by TFF maturities during the quarter, the higher average funding gap and lower average short-term wholesale borrowings partly offset by higher average issuance of term wholesale borrowings. Partly offsetting these factors was a decrease in average NCO driven by reduced wholesale funding outflows, primarily from long-term wholesale funding maturities.

HQLA averaged $167.5 billion over the quarter (31 March 2024: $176.7 billion), comprising of cash and balances with central banks, Australian government and semi-government bonds. Westpac also holds other HQLA, mainly qualifying RBNZ securities.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio.

Westpac maintains a buffer over the regulatory minimum of 100% in line with its liquidity risk tolerance.

		30 June 2024		31 March 2024	
$m		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
Liquid assets, of which:					
1	High-quality liquid assets (HQLA)		167,467		176,659
2	Alternative liquid assets (ALA)		-		-
3	Reserve Bank of New Zealand (RBNZ) securities		5,103		4,871
Cash Outflows					
4	**Retail deposits and deposits from small business customers, of which:**	**344,130**	**30,643**	**338,115**	**30,017**
5	Stable deposits	165,424	8,271	163,129	8,156
6	Less stable deposits	178,706	22,372	174,986	21,861
7	**Unsecured wholesale funding, of which:**	**164,497**	**74,059**	**172,818**	**78,521**
8	Operational deposits (all counterparties) and deposits in networks for cooperative banks	73,227	18,240	76,920	19,160
9	Non-operational deposits (all counterparties)	81,023	45,572	82,377	45,840
10	Unsecured debt	10,247	10,247	13,521	13,521
11	**Secured wholesale funding**		**2,269**		**2,039**
12	**Additional requirements, of which:**	**199,498**	**31,664**	**216,585**	**33,024**
13	Outflows related to derivatives exposures and other collateral requirements	13,641	13,641	13,890	13,890
14	Outflows related to loss of funding on debt products	661	661	810	810
15	Credit and liquidity facilities	185,196	17,362	201,885	18,324
16	**Other contractual funding obligations**	**9,825**	**6,910**	**8,425**	**6,186**
17	**Other contingent funding obligations**	**66,482**	**5,178**	**49,637**	**4,334**
18	**Total cash outflows**		**150,723**		**154,121**
Cash inflows					
19	Secured lending (e.g. reverse repos)	13,453	-	8,915	-
20	Inflows from fully performing exposures	10,716	5,790	9,863	5,387
21	Other cash inflows	11,743	11,743	11,626	11,626
22	**Total cash inflows**	**35,912**	**17,533**	**30,404**	**17,013**
23	**Total liquid assets**		**172,570**		**181,530**
24	**Total net cash outflows**		**133,190**		**137,108**
25	**Liquidity Coverage Ratio (%)**		**130%**		**132%**
	Number of data points used		63		63

1. Average LCR is calculated as a simple average of the daily observations over the quarter. Number of data points used is reported in the table.

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 23 APPENDICES APPENDIX I – APS 330 QUANTITATIVE REQUIREMENTS APPENDIX II – EXCHANGE RATES

24 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT APPENDIX I – APS 330 QUANTITATIVE REQUIREMENTS APS 330 reference Westpac disclosure Page General requirements Paragraph 51 Tier 1 Capital, total exposures and leverage ratio 9, 12 Attachment C: Table 3: Capital adequacy (a) to (e) Capital requirements 10 (f) Westpac’s capital adequacy ratios 9 Capital adequacy ratios of major subsidiary banks 9 Table 4: Credit risk (a) Exposure at Default by major type 16 (b) Non-performing and past due loans by portfolio 17 (c) Provisions held against performing exposures 15 Table 5: Securitisation exposures (a) Banking book summary of securitisation activity by asset type 19 (b) Banking book summary of on and off-balance sheet securitisation by exposure type 20 Trading book summary of on and off-balance sheet securitisation by exposure type 21 Attachment F: Table 20: Liquidity Coverage Ratio disclosure template Liquidity Coverage Ratio disclosure 22

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 25 APPENDIX II – EXCHANGE RATES Exchange rates against A$ 30 June 31 March 30 June As at 2024 2024 2023 USD 0.6633 0.6528 0.6625 GBP 0.5248 0.5167 0.5255 NZD 1.0932 1.0892 1.0890 EUR 0.6202 0.6033 0.6101

26 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT GLOSSARY

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 27 GLOSSARY Credit Quality Actual losses Represent direct write-offs and write-offs from provisions after adjusting for recoveries. Australian accounting standards (AAS) A set of Australian reporting standards and interpretations issued by the Australian Accounting Standards Board. Collectively assessed provisions (CAPs) Collectively assessed provisions for expected credit loss under AASB 9 represent the Expected Credit Loss (ECL) which is collectively assessed in pools of similar assets with similar risk characteristics. This incorporates forward-looking information and does not require an actual loss event to have occurred for an impairment provision to be recognised. Credit valuation adjustment (CVA) risk Refer to mark-to-market related credit risk. Default From 1 January 2023: Refer to Non-performing exposures definition. Defaulted but not impaired From 1 January 2023: Non-performing exposures that are not captured by the definition of impaired exposures contained in this glossary. Expected credit loss (ECL) Expected credit losses are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Exposure at default (EAD) EAD is calculated at facility level and includes outstandings as well as the proportion of committed undrawn that is expected to be drawn in the event of a future default. Impaired exposures Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held: • facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; • non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans; • restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; • other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and • any other facilities where the full collection of interest and principal is in doubt. Individually assessed provisions (IAPs) Provisions raised for expected credit losses on credit exposures that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired exposures is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement. Internal Ratings-Based approach (IRB & Advanced IRB) These approaches allow banks to use internal estimates of the risks of their loans as inputs into the determination of the amount of credit risk capital needed to support the organisation. In the Advanced IRB approach, banks must supply their own estimates for all three credit parameters – Probability of Default, Loss Given Default and Exposure at Default. Loss given default (LGD) The LGD represents an estimate of the expected severity of a loss to Westpac should a customer default occur during a severe economic downturn. Westpac assigns LGD to each credit facility, assuming an event of default has occurred and taking into account a conservative estimate of the net realisable value of assets to which Westpac has recourse and over which it has security. LGDs also reflect the seniority of exposure in the customer’s capital and debt structure. Mark-to-market related credit risk The risk of mark-to-market losses related to deterioration in the credit quality of a derivative counterparty also referred to as credit valuation adjustment (CVA) risk. Non-performing exposures Credit exposures captured by the definition of default contained in APS 220, which occurs when either one, or both, of the following has happened: • Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, without recourse to actions such as realising available security; • the borrower is 90 days or more past-due on a credit obligation to Westpac. Non-Performing Exposures – Impaired Exposures that meet the characteristics of Non-Performing exposures and Impaired exposures (see separate definitions). Off-balance sheet exposure Credit exposures arising from facilities that are not recorded on Westpac's balance sheet (under accounting methodology). Undrawn commitments and the expected future exposure calculated for Westpac's derivative products are included in off-balance sheet exposure. On balance sheet exposure Credit exposures arising from facilities that are recorded on Westpac's balance sheet (under accounting methodology). Probability of default (PD) Probability of default is a through-the-cycle assessment of the likelihood of a customer defaulting on its financial obligations within one year.

28 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT GLOSSARY Capital Adequacy Additional Tier 1 capital (AT1) Comprises high quality components of capital that provide a permanent and unrestricted commitment of funds that are freely available to absorb losses but rank behind claims of depositors and other more senior creditors. They also provide for fully discretionary capital distributions. Common equity Tier 1 (CET1) capital The highest form of capital. The key components of common equity are shares, retained earnings and undistributed current year earnings. Interest rate risk in the banking book (IRRBB) The risk of loss in earnings or economic value in the banking book as a consequence of movements in interest rates. Risk weighted assets (RWA) Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (i.e. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5. Tier 2 capital Includes other capital elements, which, to varying degrees, fall short of the quality of Tier 1 capital but still contribute to the overall strength of an entity as a gone concern capital. Value at Risk (VaR) VaR is a measure of the potential loss in economic value arising from adverse market movements and is calculated over a defined time horizon (typically 1-day or 1-year) at a 99% confidence internal using a minimum of one year of historical data. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio or the banking book including interest rates, foreign exchange rates, price changes, volatility, and the correction among these variables. Leverage Ratio Leverage ratio The leverage ratio is defined by APRA as Tier 1 capital divided by the “Exposure measure” and is expressed as a percentage. “Exposure measure” includes on-balance sheet exposures, derivatives exposures, securities financing transaction (SFT) exposures, and other off-balance sheet exposures. Securitisation Banking book The banking book includes all securities that are not actively traded by Westpac. Trading book Trading book activity represents positions in financial instruments, including derivative products and other off-balance sheet instruments, that are held either with trading intent or to hedge other elements of the trading book. Liquidity Alternative Liquid Assets (ALA) Assets that qualify for inclusion in the numerator of the LCR in jurisdictions where there is insufficient supply of HQLA. Committed Liquidity Facility (CLF) Facility made available by the RBA to cover the shortfall in Australian dollars between the ADI's holding of HQLA and net cash outflows, subject to qualifying conditions. The facility was phased out by 1 January 2023. The CLF was treated as an ALA for the Group's LCR calculation. Funding gap Difference between customer deposits and customer loans. High-quality liquid assets (HQLA) Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the LCR. Liquidity coverage ratio (LCR) An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%. LCR is calculated as the percentage ratio of stock of HQLA, CLF and qualifying Reserve Bank of New Zealand securities over the total net cash out flows in a modelled 30 day defined stressed scenario. Net cash outflows Total expected cash outflows minus total expected cash inflows in the specified LCR stress scenario calculated in accordance with APRA’s liquidity standard. Term Funding Facility (TFF) A facility that was established by the RBA in March 2020 to provide 3 year term funding to Australian ADIs via repurchase transactions, subject to qualifying conditions, to help support lending to Australian businesses. The facility closed to new draw downs in June 2021. Other ADI Authorised deposit-taking institution. ADIs are corporations that are authorised under the Banking Act 1959 to carry on banking business in Australia. APRA Australian Prudential Regulatory Authority APS Australian Prudential Standards CCB Capital Conservation Buffer D-SIBs Domestic Systemically Important Banks ELE Extended licensed entity. ELE's comprises of an ADI and any subsidiaries of the ADI that have been approved by APRA as being part of a single ‘stand-alone’ entity. FIRB Foundation Internal-Ratings Based Approach G-SIB Global Systemically Important Banks ICAAP Internal Capital Adequacy Assessment Process RBA Reserve Bank of Australia RBNZ Reserve Bank of New Zealand SMA Standardised Measurement Approach WNZL Westpac New Zealand Limited

PILLAR 3 REPORT APPENDICES GLOSSARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 29 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

30 WESTPAC GROUP JUNE 2024 PILLAR 3 REPORT DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s current intent, belief or expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target,’ goal’, ‘guidance’, ‘ambition’ or other similar words are used to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect Westpac’s current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac’s control (and the control of Westpac’s officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon Westpac. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this report. There can be no assurance that future developments or performance will align with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those Westpac expects or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2024 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this report, whether from new information, future events, conditions or otherwise, after the date of this report.

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